SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on July 23, 2007 and July 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: July 31, 2007	By /s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS RECEIVES PREFERRED SUBCONTRACTOR AWARD FROM
BERGER LAHR GMBH&CO., KG, A SCHNEIDER ELECTRIC SUBSIDIARY

HONG KONG —July 23, 2007— Highway Holdings Limited (Nasdaq:HIHO) today announced it has received a preferred subcontractor award from Berger Lahr GmbH&Co., KG, a subsidiary of Schneider Electric SA, for excellence in original equipment manufacturing of motors for motion controllers, drives, compact drives, actuators and linear motion devices -- reaching a milestone production level of one million motors since the signing of a cooperative manufacturing agreement in July 2004.

Highway Holdings won the award for outstanding performance as a subcontractor based on its quality, logistics and product support. Thorsten Nieter, purchasing director of Berger Lahr, presented the award at an event in China marking the manufacturing of the one-millionth motor.

“This recognition by Berger Lahr underscores our commitment to the highest manufacturing standards to produce customized and sophisticated components, subassemblies and complete assemblies with multi-production capabilities for large-scale global customers. Equally important, this milestone event highlights our success and the importance we place on maintaining and enhancing long-term OEM client relationships,” said Roland Kohl, president and chief executive officer of Highway Holdings.

“Highway Holdings and Berger Lahr have created a state-of-the art motor manufacturing plant in China, operating under our organization’s supervision. The quality and production levels today validate the correctness of our initial decision three years ago to partner with Highway Holdings and transfer technology and specific expertise; and, we are optimistic that based on the current growth rate we will be able to reach the next milestone production level of 10 million motors in the near future,” said Norbert Gauß, chief executive officer of Berger Lahr.

About Berger Lahr

Berger Lahr offers products, systems and complete solutions for positioning and automation, supported by comprehensive consulting and engineering services - from the development stage through production and commissioning.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS RECEIVES ADDITIONAL OEM BUSINESS FROM OSRAM
FOR LIGHTING FIXTURE PRODUCTION

HONG KONG - July 30, 2007 -- Highway Holdings Limited (Nasdaq:HIHO) today announced an expansion of its existing OEM business from OSRAM GmbH, a subsidiary of Siemens AG (NYSE:SI), with the addition of orders for a product line of batten fixtures for T8 fluorescent lights designed for the European consumer market. OEM production has commenced.

The company also said it received a tooling order from OSRAM for complete OEM production for another lighting fixture product series. The new order for the lighting fixture model and the subsequent products that will be produced following the completion of tooling are expected to increase sales derived from OSRAM’s lighting fixture business by an estimated 50 percent annually. Additional lighting fixture business is expected based on the company’s past experience and OSRAM’s strategic focus on utilizing select and reliable vendor relationships. Terms were not disclosed.

“This new OEM contract is the result of management’s ongoing focus to leverage the company’s expanding manufacturing capabilities to produce more sophisticated and complete products for global customers. The relationship with OSRAM commenced in 1992, and since its inception has developed into a very solid relationship,” said Roland Kohl, president and chief executive officer.

He noted that recent vendor evaluation reports for metal casing OEM production for OSRAM have been good-to-outstanding, based on criteria such as business, technology, logistics, quality and price. “Our relationships with multi-national customers have developed over a period of many years -- predicated on the company’s solid manufacturing performance and the establishment of mutual understanding and respect. As a result, our revenue growth is expected to gain further momentum based on these established relationships and the importance our clients place on service, manufacturing capabilities and capacity - qualities not easily replicated,” Kohl added.

OSRAM is one of the two leading lighting manufacturers in the world. Sales for the year ended September 30, 2006 totalled 4.6 billion euros, 88 percent of which came from outside Germany. OSRAM is a high-tech company in the lighting sector. Around 40 percent of sales come from innovative products. This global player employs around 40,000 people worldwide, supplies customers in some 150 countries and has 49 production facilities in 18 countries.

Highway Holdings Ltd.
2-2-2

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

 Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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